ODYSSEY MARINE EXPLORATION, INC.

205 S. Hoover Boulevard

Suite 210

Tampa, Florida 33609

May 26, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Office of Energy & Transportation

100 F Street N.E.

Washington, D.C. 20549

Re:	Odyssey Marine Exploration, Inc.

   Registration Statement on Form S-3

   Amendment No. 1 to Registration Statement on Form S-3

   SEC Registration No.: 333-272092

Ladies and Gentlemen:

On behalf of Odyssey Marine Exploration, Inc. (the “Company”) and pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement on Form S-3, as amended by Amendment No. 1 thereto, so that it will become effective at 10:00 a.m., Eastern Time, on Thursday, June 1, 2023, or as soon as practicable thereafter. In connection with the foregoing, the Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please confirm the date and time of effectiveness of the registration statement to David M. Doney at Akerman LLP, our counsel, at (813) 209-5070.

Very truly yours,

ODYSSEY MARINE EXPLORATION, INC.

/s/ Christopher E. Jones

Christopher E. Jones
Chief Financial Officer